UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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08031531

SEC Processing Section
SEP 30 2008
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 53605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/1/07 (MM/DD/YY) AND ENDING 6/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

PALI CAPITAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 FIFTH AVENUE
(No. And Street)

NEW YORK, (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD DOHERTY (212) 259-2067
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

PROCESSED
NOV 14 2008
THOMSON REUTERS

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN MULLIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PALI CAPITAL, INC., as of JUNE 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRECIA M. PESSOA
Notary Public, State of New York
No. 02PE6182551
Qualified in Nassau County
Commission Expires Feb. 25, 2013

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALI CAPITAL, INC.
A WHOLLY-OWNED SUBSIDIARY OF
PALI HOLDINGS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Pali Capital, Inc. a wholly-owned subsidiary of
Pali Holdings, Inc.:

We have audited the accompanying statement of financial condition of Pali Capital, Inc. (a wholly-owned subsidiary of Pali Holdings, Inc.) as of June 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Pali Capital, Inc., a wholly-owned subsidiary of Pali Holdings, Inc., as of June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
September 22, 2008

PALI CAPITAL, INC.
A WHOLLY-OWNED SUBSIDIARY OF PALI HOLDINGS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

Cash and Cash Equivalents	$ 9,236,690
Receivable from Broker-Dealers and Clearing Organizations	18,901,262
Securities owned:	
Marketable, at market value	14,060,289
Non-Marketable	250,025
Other Receivables	1,234,522
Equipment and Improvements, Net	1,368,042
Due From Related Parties	2,881,614
Other Assets	6,623,755
TOTAL ASSETS	$ 54,556,199

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Securities Sold, not yet purchased, at market value	$ 1,573,892
Accounts Payable and Accrued Expenses	27,076,827
Due to Related Parties	133,139
TOTAL	28,783,858
Subordinated Borrowings	1,000,000
TOTAL LIABILITIES	29,783,858
Stockholder's Equity	
Common stock, $500 par value - 200 shares authorized; 60 shares issued and outstanding,	30,000
Additional Paid-in Capital	17,224,063
Retained Earnings	7,518,278
TOTAL STOCKHOLDER'S EQUITY	24,772,341
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 54,556,199

See Notes to Financial Statement

NOTE 1 - NATURE OF ORGANIZATION

Pali Capital, Inc. ("Pali" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"), The Company is also a market maker in certain securities and engages in syndicate underwriting and investment banking services. In March, 2007, due to a corporate restructuring of its former parent and affiliates, the Company, a Delaware corporation, became a wholly-owned subsidiary of Pali Holdings, Inc. (the "Parent").

The Company has an agreement with other broker-dealers (the "clearing brokers") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents:
The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

Use of Estimates:
To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

Equipment and Improvements:
Equipment and leasehold improvements are stated at cost.

Income Taxes:
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables from brokers and dealers and clearing organizations. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high credit quality financial institutions and monitoring their credit ratings.

The Company closely monitors the extension of credit to its customers while maintaining allowances for potential credit losses, if required. On a periodic basis the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if required, based on a history of write-offs and collections and current credit conditions. At June 30, 2008, allowance for doubtful accounts was $317,000.

NOTE 3 - RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at June 30, 2008 consist of the following:

Receivable from Clearing Organizations	$ 10,431,434
Commissions Receivable	8,786,828
Allowance for Doubtful Accounts	(317,000)
Total	$ 18,901,262

NOTE 4 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
Corporate Stocks	$ 4,338,533	$ 237,340
Certificates of Deposit	7,319,633	799,872
Bonds	2,401,823	536,680
Options	300	-
Total Marketable Securities	$ 14,060,289	$ 1,573,892
Non-Marketable Securities	$ 250,025	$ -

Securities not readily marketable include equity investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

NOTE 5 - EQUIPMENT AND IMPROVEMENTS

Equipment and improvements are stated at cost. At June 30, 2008, equipment and improvements consist of the following:

	Amount
Furniture and Fixtures	$ 775,799
Computer Equipment	637,377
Leasehold Improvements	1,918,095
Office Equipment	481,016
	3,812,287
Less Accumulated Depreciation and Amortization	2,444,245
Totals	$ 1,368,042

NOTE 6 - OTHER ASSETS

At June 30, 2008, other assets consist of the following:

Security Deposits	$ 2,213,032
Deferred Tax Assets	3,053,124
Other	1,357,599
Total	$ 6,623,755

NOTE 7 - RELATED PARTY TRANSACTIONS

Due from related parties consists of expenses paid on behalf of, and/or allocated expenses to, several related companies.

Due to related parties consists of noninterest bearing advances from an officer with no specified due date.

NOTE 8 - LEASES

The Company financed a portion of its acquisition of furniture and equipment through sale-leaseback transactions with an unrelated party. The fixed assets were sold at their net book value and the resulting leases qualify and are accounted for as operating leases. The Company does not have any retained or contingent interests in the sold assets nor does the Company provide any guarantees.

NOTE 8 – LEASES (continued)

The Company leases office space under non-cancelable operating leases in New York City. The Company is reimbursed on a month-to-month basis for office space shared with various soft dollar commission clients. In addition, the Company leases furniture, computer equipment and transportation equipment under various non-cancelable operating leases expiring through 2013 from both related and unrelated parties.

The Company is obligated, pursuant to various lease agreements, to pay minimum future annual rentals for the years subsequent to June 30, 2008, as indicated below. In addition, there are escalation clauses for adjusting rent to reflect increased costs for certain leases.

Year Ending June 30, 2008	Premises	Equipment	Total
2009	$ 2,845,595	$ 1,243,174	$ 4,088,769
2010	2,859,257	359,801	3,219,058
2011	2,849,907	57,330	2,907,237
2012	2,580,594	8,200	2,588,794
Thereafter	320,594		320,594
Totals	$ 11,455,947	$ 1,668,505	$ 13,124,452

The Company has provided the landlord of its New York City location with an irrevocable stand by letter of credit in the amount of $1,000,000 as collateral for the lease, The letter of credit is secured by a certificate of deposit in the same amount, which is included in other assets.

NOTE 9 - SUBORDINATED BORROWINGS

The borrowing of $1,000,000 is subject to a subordination agreement at June 30, 2008 and is payable to the Chief Executive Officer. Such borrowing bears interest at 10% and is due on August 31, 2008 and will not be renewed.

During the period of October 12, 2007 and March 17, 2008 the Company had a revolving subordinated loan agreement with Custodial Trust Company in the amount of $15,000,000. The revolver was drawn upon when needed to facilitate the capital needs surrounding investment banking deals.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they will not be repaid.

NOTE 10 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At June 30, 2008, accounts payable and accrued expenses consist of the following:

Accrued income taxes	$ 178,883
Accrued floor brokerage	1,630,554
Soft dollar credits	3,223,553
Commissions payable	12,505,274
Accounts payable and accrued expenses	9,538,563
Total	$ 27,076,827

NOTE 11 - EMPLOYEE BENEFIT PLANS

All full time employees who meet certain age and length of service requirements are eligible to participate in the Company's 401(k) plan. The plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may annually determine. As of June 30, 2008, the Company has accrued a payment of $29,266. This payment was processed in September 2008.

NOTE 12 - INCOME TAXES

At June 30, 2008, deferred tax assets, which are included in other assets, attributable to the Company's temporary differences were as follows:

Accrued Compensation	$ 1,163,609
Deferred Compensation	1,469,030
Unrealized Loss on Marketable	196,958
Deferred Rent	80,877
Reserve for Doubtful Accounts	142,650
Total	$ 3,053,124

NOTE 13 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2008, the Company had net capital of $6,933,467 which was $5,119,470 in excess of its minimum required net capital of $1,813,977. The Company's ratio of Aggregate Indebtedness to Net Capital was 3.92 to 1.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

Certain Legal Matters:

The U.S. Internal Revenue Service has proposed certain penalties against Pali totaling approximately $4.4 million pursuant to Section 6707 of the Internal Revenue Code of 1986, as amended, in connection with certain transactions Pali participated in during 2000 through 2002. This potential penalty liability has not yet been formally assessed against Pali, however, and Pali is pursuing its legal remedies to contest the penalties, maintaining on the basis of several substantial legal arguments that it is properly not subject to them. It is by no means certain that Pali will ultimately face any penalty at all, and it is likely that the issue can be settled at a lower amount than the maximum potential penalty. Pali has not provided for any liability related to this matter since as of June 30, 2008, an estimate of the ultimate loss or range of amount of loss cannot be currently determined.

On June 30, 2008, certain purported shareholders of the Parent, including a former director, filed a lawsuit against three of the Parent's directors (and naming the Parent as nominal defendant), in New York State court. Two of the Parent's directors named as defendants in this suit also serve as directors of Pali Capital Inc. The lawsuit arose following disputes among certain shareholders and directors regarding various aspects of the Parent's affairs, as to which the Parent had sought, and may still seek, to reach a negotiated settlement. That suit seeks to assert on the Parent's behalf, against the individual defendants, claims for breach of fiduciary duties, accounting fraud, waste of corporate assets, abuse of control, breach of employment contract, unjust enrichment, conversion, constructive trust, accounting and damages. The individual defendants deny the allegations, view them as without merit and have advised the Parent that they intend to vigorously defend the action.

As the lawsuit is in the nature of a shareholders' derivative action, the economic impact to the Parent and the Company should not be material. The Parent and the Company itself is not exposed to potential liability (with the possible exception of certain costs and attorneys' fees) and any recovery would in fact be received by the Parent.

The Company is involved in various lawsuits as a defendant which arose in the ordinary course of business. Although the ultimate outcome of these matters is not presently determinable, in the opinion of management, the effects, if any, will not materially affect the Company's financial condition or results of operations.

NOTE 14 - COMMITMENTS AND CONTINGENCIES (continued)

Regulatory Examination:
The Company has been examined by the FINRA, who has had communications with management related to the Company's soft dollar program. The FINRA has informed the Company that the Company must maintain a minimum net capital balance of $250,000 and that the soft dollar liabilities considered to be "customer payables" (that is, amounts for non 28(e) expenses) must be segregated and paid out of a special cash account for the exclusive benefit of those customers pursuant to SEC rule 15c3-3. Although management disagrees with this interpretation, the Company has agreed to comply with the FINRA's requests. As such, the Company is reporting a minimum net capital requirement of $250,000 and has set up a special account to segregate the customer funds. As of June 30, 2008, the total soft dollar liability of $3,223,553, which is included in accounts payable and accrued expenses, includes "customer payables." At June 30, 2008, the Company has estimated, based upon historical percentages, that such "customer payables" amount to approximately $886,477. At June 30, 2008, the Company had cash and cash equivalents of $9,236,690, which includes the balance in the special cash account, which was $3,878,631. The determination of monthly soft dollar credits occurs upon the receipt of monthly trade information, which is received in the subsequent month.

Financial Instruments with Off Balance Sheet Risk:
The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at June 30, 2008 were not material.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

NOTE 14 - COMMITMENTS AND CONTINGENCIES (continued)

Financial Instruments with Off Balance Sheet Risk: (continued)

The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 15 - SUBSEQUENT EVENTS

Subsequent to year end, the Company determined that it would incur additional tax liabilities for the years 2005 - 2007, because it failed to properly withhold federal income taxes and employment taxes for five employees as a result of certain transactions that were improperly characterized as third party commissions rather than employee commissions. The Company plans to submit amended payroll tax filings, pay the taxes due and seek reimbursement from the employees for their respective portions of the taxes paid by the Company.

END